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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                                Amtech Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    032329104
           --------------------------------------------------------
                                 (CUSIP Number)

                  Marc H. Folladori, Haynes and Boone, L.L.P.
           1000 Louisiana Street, Suite 4300, Houston, Texas 77002
                                  (713) 547-2000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 22, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of  6  Pages
                                        ---


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CUSIP No. 032329104                   13D                 Page  2  of  6  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Antonio R. Sanchez, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,228,461
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    9,375
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,228,461
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    9,375
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,277,212
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     7.49%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

*(See Instructions).

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INTRODUCTORY NOTE: This Schedule 13D is being voluntarily filed in replacement and in substitution of that certain Schedule 13G filed with the Securities and Exchange Commission (the "SEC") by Antonio R. Sanchez, Jr. on April 30, 1998, based upon the reporting person's understanding of a position of the staff of the SEC's Division of Corporation Finance that directors and executive officers of a corporation may not file a Schedule 13G in lieu of a
Schedule 13D pursuant to Rule 13d-1(c) of Regulation 13D. Mr. Sanchez is currently a director of the Issuer (see Item 5 below). The filing of this
Schedule 13D should under no circumstance be construed as any amendment, change or modification of the purposes concerning Mr. Sanchez's acquisition and ownership of the securities as described in the Schedule 13G filed with the SEC on April 30, 1998; and this Schedule 13D is being filed in substitution of such Schedule 13G in view of such staff position of the SEC. Additional information in this regard is set forth in Item 4 below.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, $0.01 par value per share (the "Common Stock") of Amtech Corporation, a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 19111 Dallas Parkway, Suite 300, Dallas, Texas 75287-3106.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  This statement is filed by Antonio R. Sanchez, Jr., individually.

          (b) The business address of Mr. Sanchez is 1920 Sandman, Laredo, Texas 78041.

          (c) The present principal occupation of Mr. Sanchez is Chairman and Chief Executive Officer of Sanchez Oil & Gas Corporation. Sanchez Oil & Gas Corporation is engaged in the owning, operating, developing and exploring of oil and gas properties. The address of Sanchez Oil & Gas Corporation is stated in Item 2(b) above.

          (d) During the last five years, Mr. Sanchez has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

          (e) During the last five years, Mr. Sanchez has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Sanchez is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Of the 1,277,212 shares deemed to be beneficially owned by Mr. Sanchez as set forth in Section 5(a) below, 962,700 shares were purchased by Mr. Sanchez between April 20, 1998 and April 22, 1998 using funds borrowed from a margin brokerage account held by Mr. Sanchez for an aggregate purchase price of $3,519,000.


                               Page 3 of 6 Pages

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     Mr. Sanchez was an initial investor in a predecessor of the Company, purchasing in 1987 a total of 57,792 shares of Common Stock (before adjustments for certain subsequent stock splits) for an aggregate of $229,642, using personal funds. Since that time, Mr. Sanchez, members of his family and trusts for which Mr. Sanchez serves as trustee or is a beneficiary have purchased or acquired shares of Common Stock in open market transactions or by gift from Mr. Sanchez. Prior to April 1998, the last previous open market purchases by Mr. Sanchez were 11,600 shares for $6.125 per share and 5,000 shares for $6.00 per share on March 18 and March 22, 1996, respectively.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     Mr. Sanchez has acquired the shares of the Company's Common Stock for investment purposes. It is presently contemplated that Mr. Sanchez may, depending on his evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to Mr. Sanchez, general economic conditions, regulatory conditions, financial and stock market conditions and other future developments, make additional purchases of Common Stock either in the open market or in private transactions (or combinations thereof). Depending upon the circumstances, Mr. Sanchez might hold his shares of Common Stock for an extended period of time, or may decide to sell all or part of his investment in the Common Stock.

     Other than as described in the preceding paragraph, Mr. Sanchez has no plans and has made no proposals which relate to or would result in: (a) the acquisition or disposition by any person of the securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present management of the Company; (e) any material change in the present capitalization or distribution policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Articles of Incorporation, Bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in the interdealer system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Sanchez may be deemed to be the beneficial owner of 1,277,212 shares of the Company's Common Stock, $0.01 par value per share, which represents 7.49% of the outstanding shares of Common Stock of the Company (based on 17,018,509 shares of Common Stock outstanding, as reported in the Company's quarterly report on Form 10-Q for the fiscal quarter ended March 31,
1998).

     Of the 1,277,212 shares reported in this Item 5(a), 131,251 shares are owned by family members of Mr. Sanchez or by trusts for which Mr. Sanchez serves as trustee or is a beneficiary. Of such 131,251 shares, (i) 9,375 shares are held by family members of Mr. Sanchez, (ii) 82,500 shares, over which Mr. Sanchez exercises voting, investment and disposition power, are held in trusts for which Mr. Sanchez acts as trustee for the benefit of other persons, (iii) 39,376 shares, over which Mr. Sanchez does not have


                               Page 4 of 6 Pages

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voting, investment or disposition powers, are held in a trust for the benefit of Mr. Sanchez and certain of his family members. The number of shares reported in this Item 5(a) also includes 35,000 shares that Mr. Sanchez has the right to acquire under outstanding stock options that are currently exercisable or that become exercisable within 60 days of April 22, 1998.

     Mr. Sanchez has been since 1993 a director of the Company and is currently a member of the Audit Committee of the Board of Directors of the Company.

     (b) Mr. Sanchez has (i) the sole power to vote or direct the vote of 1,228,461 shares of Common Stock, (ii) shared power to vote or direct the vote of 9,375 shares of Common Stock, (iii) the sole power to dispose or direct the disposition of 1,228,461 shares of Common Stock, and (iv) shared power to dispose or direct the disposition of 9,375 shares of Common Stock.

     With respect to the 9,375 shares of Common Stock cited in (ii) and (iv) of the preceding paragraph, voting and disposition power is shared by Mr. Sanchez with his wife, Maria J. Sanchez. The information concerning Mr. Sanchez set forth in Item 2(b), (d), (e) and (f) above is applicable to the same effect to Mrs. Sanchez.

     (c) The following transactions were effected during the past sixty days by Mr. Sanchez with respect to the Common Stock: (i) on April 20, 1998,
Mr. Sanchez purchased 5,800 shares of Common Stock at a price of $3.697 per share; (ii) on April 21, 1998, Mr. Sanchez purchased 2,000 shares of Common Stock at a price of $3.697 per share; and (iii) on April 22, 1998, Mr. Sanchez purchased 954,900 shares of Common Stock at a price of $3.655 per share.

     (d) Persons other than the reporting person have the right to receive dividends from, and the proceeds from the sale of, 131,251 of the 1,277,212 shares, as reported in Item 5(a).

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.


                               Page 5 of 6 Pages

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                                      SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



Date:  May 21, 1998                     /s/ ANTONIO R. SANCHEZ, JR.
                                       ----------------------------------------
                                       ANTONIO R. SANCHEZ, JR.






















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